Exhibit 16





November 9, 2004


Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Profile Technologies, Inc. (Company) and, under the date of October 11, 2004, we reported on the financial statements of the Company as of June 30, 2004 and for each of the years in the two-year period ended June 30, 2004. On November 4, 2004, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated November 4, 2004 and we agree with such statements except that we are not in a position to agree or disagree with the Company's following statements:

     o The decision to change independent accountants was approved by the Company's Audit Committee and Board of Directors.

     o The Company has implemented processes and procedures to review debt agreements, on a quarterly basis, to ensure that the Company is in compliance with the terms of its debt instruments and covenants. In instances of non-compliance, the Company will take the necessary actions to remedy the non-compliance and consider the impact of any non-compliance in the reporting of the Company's financial statements.

     o The Company has engaged Peterson Sullivan PLLC ("Peterson Sullivan") as its new independent accountant as of November 4, 2004. During the Company's two most recent fiscal years and through the date of their engagement by the Company, the Company did not consult with Peterson Sullivan regarding the issues of the type described in Item 304(a)(2) of Regulation S-B.

Very truly yours,

/s/ KPMG LLP